UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ABIOMED, Inc.

(Name of Subject Company)

ABIOMED, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

003654100

(CUSIP Number of Class of Securities)

Marc A. Began

Executive Vice President, General Counsel and Secretary

ABIOMED, Inc.

22 Cherry Hill Dr.

Danvers, Massachusetts 01923

(978) 646-1400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert W. Downes

Matthew G. Hurd

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2022 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by ABIOMED, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Athos Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the SEC on November 15, 2022, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price per Share of (i) $380.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Cash Amount”), plus (ii) one non-tradeable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive contingent payments of up to $35.00 per Share, in cash, without interest and less any required withholding taxes, in the aggregate, upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2022, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 (“Additional Information”) is hereby amended and supplemented as follows:

The first paragraph under the section “Regulatory Approvals – Antitrust Compliance – German Antitrust Laws” is hereby amended as follows:

“The Act Against Restraint of Competition requires Parent to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO notified Parent within one month of submission of the complete notification that the conditions for a prohibition of the concentration are not satisfied or a one-month waiting period from the submission of the complete notification has expired without the FCO initiating an in-depth investigation. Parent filed a notification with the FCO on November 18, 2022. ~~In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO approves the transaction or the FCO has not prohibited the concentration by a decision within a waiting period of five months from submission of a complete notification to the FCO (subject to extension).~~ On December 15, 2022, the FCO notified Parent that the conditions for a prohibition of the concentration are not satisfied. Accordingly, the condition to the Offer relating to obtaining approval under the Act against Restraint of Competition has been satisfied.”

The bolded language is added to the first paragraph under the section “Regulatory Approvals – Antitrust Compliance – Japanese Antitrust Laws” as follows:

“The Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) requires Parent to file a notification with the Japan Fair Trade Commission (“JFTC”), and the Transaction may not be consummated unless (a) the 30-calendar day waiting period from the date of acceptance of the notification has elapsed without a written notice from the JFTC that notifies Parent of the initiation of an in-depth investigation (in which case a Phase II review is opened for the longer of: (i) 120 calendar days from the date of receipt of the initial filing or (ii) 90-calendar days from the date of the JFTC’s complete acceptance of the additionally requested information) or (b) the JFTC issues a written notice to the effect that the JFTC does not intend to issue a cease and desist order as well as another written notice to the effect that the JFTC shortens the

30-calendar day waiting period applicable to the notification. Parent filed a notification with the JFTC on November 28, 2022, together with a request to accelerate the formal review period. The JFTC informed Parent on December 14, 2022 that it has decided not to issue a cease and desist order against the Transaction and accepted the request to shorten the 30 calendar day waiting period under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended). Accordingly, the condition to the Offer relating to obtaining approval under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) has been satisfied on December 14, 2022.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABIOMED, Inc.

By:	/s/ Marc A. Began
Name:	Marc A. Began
Title:	Executive Vice President, General Counsel and Secretary

Dated: December 15, 2022